Exhibit 99.2

Notification of Directors’ Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Gareth Davis, Robert Dyrbus, David Cresswell, Bruce Davidson and Frank Rogerson  (together, “the Directors”).

Imperial Tobacco Group PLC was today advised that the Trustees of the Company’s Employee and Executive Benefit Trust disposed of ordinary shares of 10p each in the Company as detailed below and the Directors being potential beneficiaries under the Trust are deemed to have disposed of a non-beneficial interest in such shares.

Date Disposed of	Number Disposed of

20 January 2005	132,357

The above disposal was the result of the Trust transferring ordinary shares of 10p each in the Company to five participant Directors in the Company’s Long Term Incentive Plan (LTIP) following the exercise of nil cost options granted on 26 November 2004 upon the satisfaction of the performance conditions.

These shares were previously shown as contingent rights for each Director.

Name	Number of options exercised and shares acquired

Mr Gareth Davis	57,884
Mr Robert Dyrbus	36,309
Mr David Cresswell	11,225
Mr Bruce Davidson	15,013
Dr Frank Rogerson	11,926

As a result of the above, the Employee and Executive Benefit Trust now holds a total of 696,075 ordinary shares of 10p each in the Company.

Copies of our announcements are available on our website:  www.imperial-tobacco.com

T M Williams

Deputy Company Secretary